MEMORANDUM
TO:	Alberto Zapata U.S. Securities and Exchange Commission
FROM:	Emily J. Bennett Assistant Vice President – Legal Jackson National Asset Management, LLC
DATE:	July 11, 2018
SUBJECT:
Response to an additional comment to the registration statement filed on Form N-1A on May 7, 2018 (the "Registration Statement") for JNL Investors Series Trust (the "Registrant")
File Nos:  333-43300 and 811-10041

This memorandum addresses the U.S. Securities and Exchange Commission staff's (the "Commission Staff") comment that the Registrant received via telephone on July 10, 2018 to the Registration Statement.

The comment is set forth below in italics, with the response immediately following.

For the JNL Government Money Market Fund, please include additional disclosure relating to the waiver in the paragraph following the Annual Fund Operating Expenses table, including that the Fund be able to make repayments to the adviser without exceeding the net expense ratio in place at the time of the waiver or exceeding the Fund's current expense cap.

RESPONSE:  The Registrant has revised the disclosure pursuant to the terms of the Fund's expense limitation agreement. Specifically, the disclosure has been revised to note that such reimbursement shall be made monthly, but only if the operating expenses of the Fund (exclusive of the transaction costs, if any, interest, taxes and dividend and ordinary expenses), without regard to such repayment, are at an annual rate (as a percentage of the average daily net assets of the Fund) equal to or less than the Fund's investment income for the period.

It is the Registrant's intention to respond fully to the Commission Staff's comment, and the Registrant believes that the response described above does so fully.

If you have any questions, please call me at (312) 730-9730.  Thank you for your prompt attention to this matter.

cc: File